[redacted]

08032798

RECD S.E.C.
OCT 23 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
OCT 23 2008
Washington, DC
106

OMB APPROVAL
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SEC FILE NUMBER
8-40848

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2007 (MM/DD/YYYY) AND ENDING 06/30/2008 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 1900
(No. and Street)

PROCESSED
NOV 04 2008
THOMSON REUTERS

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel (713) 236-9999
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name - *if individual, state last, first, middle name)*

500 Dallas Street, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Frazier, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President and CEO

Title

Subscribed and sworn before me
this 15th day of October AD. 2008.

My commission expires July 2, 2011

Victoria Lee Nelson
My Commission Expires
07/02/2011

This report contains (check all applicable items):

- _x_ (a) Facing page
- _x_ (b) Statement of Financial Condition
- _x_ (c) Statement of Income
- _x_ (e) Statement of Changes in Stockholders' Investment
- _x_ (d) Statement of Cash Flows
- _1_ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- _x_ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
- _2_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- _2_ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- _3_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- _x_ (l) An Oath or Affirmation
- N/A (m) A copy of the SIPC Supplement Report
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- _x_ (o) Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

JUNE 30, 2008

INDEX

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

October 15, 2008

The Board of Directors
Simmons & Company International
Houston, Texas

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International and its subsidiaries as of June 30, 2008, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simmons & Company International and its subsidiaries as of June 30, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Hein & Associates LLP

Certified Public Accountants

500 Dallas Street, Suite 2900
Houston, Texas 77002
Telephone: 713-850-9814
Fax: 713-850-0725
www.heincpa.com

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash and cash equivalents	$ 91,496,983
Temporary investments	3,125,000
Restricted cash	250,000
Accounts receivable, net	13,790,564
Investments in securities at market value	29,213,464
Inventory of securities at market value	88,982
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $5,594,228	4,771,647
Other assets	5,320,688
Total assets	$148,057,328

LIABILITIES AND STOCKHOLDERS' INVESTMENT

LIABILITIES:	
Securities sold short	$ 115,912
Accounts payable and accrued liabilities	7,025,121
Accrued salaries and bonuses	75,419,933
Deferred compensation	12,668,470
Subordinated note	15,000,000
Note payable	3,183,975
Total liabilities	113,413,411
Commitments and Contingencies (Note 9)	
STOCKHOLDERS' INVESTMENT:	
Common stock, par value $.001, 10,000,000 shares authorized; 907,193 shares issued and outstanding	907
Additional paid-in capital	6,541,729
Retained earnings	26,000,694
Accumulated other comprehensive income	2,100,587
Total stockholders' investment	34,643,917
Total liabilities & stockholders' investment	$148,057,328

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2008

REVENUES:	
Performance fees	$ 64,360,497
Noncontingent fees	6,981,721
Other securities revenues	44,967,832
Offering revenues	6,065,208
Gain on sale of real estate	4,524,838
Gains on investments in securities, net	4,099,531
Interest and dividend income	2,795,751
Rebilled expenses	3,011,465
Other income	449,359
	137,256,202
EXPENSES:	
Salaries and bonuses	101,251,749
Employee benefits	3,460,391
Travel and entertainment	4,292,546
Rent	2,153,476
Interest	388,967
Professional fees	5,473,520
Trading costs	3,802,930
Other general and administrative	9,471,470
	130,295,049
Income before provision for income taxes	6,961,153
Foreign income tax	(1,092,266)
Net income	5,868,887
Pro forma income tax savings allocable to stockholders (unaudited)	940,791
Pro forma net income (unaudited)	$ 6,809,678

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Earnings	Income	Total
Balance, June 30, 2007	891,783	$ 892	$ 2,998,293	$ 27,876,257	$ 2,168,754	$ 33,044,196
Comprehensive income:						
Net income	–	–	–	5,868,887	–	5,868,887
Cumulative translation adjustment	–	–	–	–	(68,167)	(68,167)
Comprehensive income	–	–	–	–	–	5,800,720
Distributions on behalf of stockholders, net	–	–	–	(2,078,836)	–	(2,078,836)
Issuance of stock upon vesting of stock rights	102,241	102	4,455,560	–	–	4,455,662
Exercise of options	95,689	96	1,395,570	–	–	1,395,666
Repurchase and retirement of common stock	(182,520)	(183)	(2,307,694)	(5,665,614)	–	(7,973,491)
Balance, June 30, 2008	907,193	$ 907	$ 6,541,729	$26,000,694	$ 2,100,587	$ 34,643,917

The accompanying notes are an integral part of these consolidated financial statement.

SIMMONS & COMPANY INTERNATIONAL

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,868,887
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	641,402
Deferred compensation	4,663,182
Increase in unrealized gains on investments in securities, net	(3,666,338)
Net realized gains on investments	(433,193)
Net realized gains on real estate	(4,524,838)
Change in inventory of securities	(15,747)
Change in accounts receivable	4,945,854
Change in other assets	(895,804)
Change in securities sold short	(29,387)
Change in accounts payable and accrued liabilities	7,424,628
Change in accrued salaries and bonuses	10,865,539
Other	(68,167)
Net cash provided by operating activities	24,776,018
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of investment securities	(4,242,900)
Proceeds from sale of investment securities	20,012,735
Proceeds from sale of real estate	5,410,626
Acquisition of furniture, fixtures, equipment and leasehold improvements	(4,410,831)
Net cash provided by investing activities	16,769,630
CASH FLOWS FROM FINANCING ACTIVITIES:	
Subordinated loan payoff	(15,000,000)
Proceeds from subordinated loan	15,000,000
Repurchase of common stock	(4,789,516)
Distributions on behalf of stockholders, net	(2,078,836)
Exercise of options	1,395,666
Net cash used in financing activities	(5,472,686)
Net increase in cash and cash equivalents	36,072,962
Cash and cash equivalents, beginning of year	55,424,021
Cash and cash equivalents, end of year	$91,496,983
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ 388,967
State taxes paid	$ 868,798
NON-CASH INVESTING AND FINANCING ACTIVITIES:	
Issuance of common stock upon vesting of stock rights	$ 4,455,662
Repurchase of common stock with notes payable	$ 3,183,975

The accompanying notes are an integral part of these consolidated financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry world wide. The Company has offices in Houston, Texas, Aberdeen, Condon, Dubai and Oslo. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker (Pershing, LLC), a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as sub advisor to a registered investment advisor.

The Company has two majority-owned or controlled subsidiaries, Simmons & Company International Limited (SCIL) and Simmons & Company International Capital Markets Limited (SCICML). SCIL and SCICML are United Kingdom-based limited liability companies that are authorized and regulated by the Financial Services Authority to undertake designated investment business in the United Kingdom. The Company owns 100% of SCIL and SCICML.

SCIL has a 100% interest in Parallel General Partner Limited, a Guernsey limited company (GP). The GP is the general partner and manager of Simmons Parallel Energy LP (the Fund) and the GP for SPE LP, Simmons Parallel Private LP, Simmons Parallel Public LP and Parallel Carry LP, all Guernsey limited partnerships.

The Fund was established for the purpose of purchasing, divesting, managing, restructuring and supervising investments of the kind and nature as outlined in the Fund's Limited Partnership Agreement and engaging in such other activities incidental or ancillary thereto as the GP deems necessary. SPE LP is a limited partner of the Fund and the Public and Private LPs are investment holding limited partnerships owned entirely by the Fund. The Parallel Carry LP is the carried interest vehicle of the structures with only a minor total capital commitment.

Basis of Presentation

For the year ended June 30, 2008, the consolidated financial statements present the consolidated accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

Accounts Receivable

The Company grants credit to customers in the normal course of business and has historically incurred insignificant credit losses. Accounts receivable are generally not collateralized. At June 30, 2008, the Company reserved $815,243 for doubtful receivables based on its assessment of the collectibility of accounts receivable at that date. The Company reviews customer accounts receivable for collectibility periodically and provides an allowance for credit losses as deemed necessary.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in fair value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixtures, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Depreciation expense is provided using the straight-line method and accelerated methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company controls credit risk by placing its financial interests with credit-worthy financial institutions and routinely assesses the financial stability of its customers.

Temporary Investments

Temporary investments include $1,475,000 of Putnam Municipal Opportunities Trust Remarketed Preferred Shares ("Putnam") and $1,650,000 of Muniyield Quality Fund II, Inc. Auction Market Preferred Stock ("Blackrock"). At June 30, 2008, Putnam's and Blackrock's investments were municipal obligations, of which 68.64% and 97.7%, respectively, had an A credit rating or better. Both Putnam and Blackrock are required to maintain a minimum asset coverage of 200% with respect to the municipal obligations.

Restricted Cash

Restricted cash includes $250,000 in the collateral account maintained with the Clearing Broker.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, SCIL and SCICML, are measured using the local currency as the functional currency. Assets and liabilities of SCIL and SCICML are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Income Taxes

For U.S. federal income tax purposes, the Company is a Subchapter S Corporation, therefore, the Company's taxable income or loss is allocated to stockholders in accordance with their respective percentage ownership. Therefore, no provision or liability for U.S. federal income taxes has been included in the consolidated financial statements.

SCIL is a limited liability company with current tax provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between SCIL taxable income and its results as stated in the consolidated financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognized in the consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax is measured at the average rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. SCIL has a deferred tax asset of approximately $566,292 related to depreciation and the phantom stock plan expenses.

For financial statement reporting purposes, the Company has included in the accompanying consolidated statement of income unaudited pro forma tax expense allocable to stockholders. This unaudited expense represents an estimate of the tax expense using income tax rates of the stockholders.

On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a "margin tax". In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenues and expenses. Therefore, the Company has accounted for Texas margin tax as income tax expense in the period subsequent to the law's effective date of January 1, 2007.

For the year ended June 30, 2008, the Company recognized current state income tax expense related to the Texas margin tax of $1,223,187. The state franchise tax expense for the year ended June 30, 2007 was $1,403,372.

Stock-Based Compensation

As of July 1, 2006, the Company adopted SFAS No. 123R to account for stock-based employee compensation. For equity-based compensation granted subsequent to July 1, 2006, compensation expense, based on the fair value on the date of grant, is recognized in the consolidated statement of income over the requisite service period.

2. INVESTMENTS IN SECURITIES AT MARKET VALUE

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2008, are as follows:

Marketable securities	$ 25,938,703
Nonmarketable securities	3,274,761
	$ 29,213,464

The aggregate cost of investments held at June 30, 2008, was $14,783,147.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

b. The Company carries its investments in securities, inventory in securities and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statements of income (see Note 1).

4. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

As of June 30, 2008, the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

Furniture and fixtures	$ 3,383,585	7 years
Leasehold improvements	3,600,813	life of lease
Computer equipment	1,802,667	5 years
Construction in progress	1,578,810	
Accumulated depreciation and amortization	(5,594,228)	
Net	$ 4,771,647	

Depreciation and amortization expense for the year ended June 30, 2008 was $641,402.

5. STOCKHOLDERS' INVESTMENT

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

Net Book Value

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payment of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, as of June 30, 2008, is as follows:

Stockholders' investment	$34,643,917
Distributions receivable for tax liability allocable to stockholders	17,365,693
Aggregate exercise price of exercisable stock options outstanding at year-end	4,309,269
Value of stock awards	9,651,734
	$65,970,613
Shares of common stock outstanding	907,193
Exercisable stock options outstanding at year-end	211,545
Stock awards	221,471
Fully diluted shares of common stock outstanding, as defined	1,340,209
Fully diluted net book value per common share, as defined	49.22

5. STOCKHOLDERS' INVESTMENT (continued)

Stock Options

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. At June 30, 2008, 211,545 options were outstanding and exercisable. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2008 is 1.7 years. As of June 30, 2008, there was no unrecognized compensation cost related to these options.

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2008:

	SHARE	EXERCISE PRICE PER SHARE	WEIGHTED AVERAGE PRICE PER SHARE
Options outstanding at June 30, 2007	322,909	\$13.85 – \$22.53	\$ 19.843
Granted	–		
Exercised	(111,364)	\$13.85 - \$22.53	18.840
Options outstanding at June 30, 2008	211,545	\$15.01 – \$22.53	\$ 20.370
Options exercisable at June 30, 2008	211,545		

Stock Rights

The Company awards shares to employees as compensation. The awards vest after three years. As of June 30, 2008, 221,471 shares were outstanding. The awards vest 90,527 shares in fiscal year 2009, 78,168 shares in fiscal year 2010, and 52,776 shares in fiscal year 2011.

Compensation expense is determined using the fully diluted book value per share at the time of the grant. The Company records compensation expense ratably over the vesting period adjusted for any forfeitures. The liability is adjusted at the beginning of each year based on the net book value as defined in the agreement. In fiscal year 2008, the Company awarded as compensation, the rights to receive shares valued at \$2,300,016. The compensation expense for 2008 was \$3,291,527. During 2008, 102,241 shares with a value of \$4,455,662 vested and those shares were issued. The liability at June 30, 2008 was \$6,925,832. The liability increased to \$7,822,153 on July 1, 2008. Unrecognized compensation expense at June 30, 2008 amounted to \$2,725,902 and is expected to be recognized over the next two years.

5. STOCKHOLDERS' INVESTMENT (continued)

Phantom Stock Plan

During 2006, the Company formalized a phantom stock agreement which is effective for all phantom stock awards granted since September 15, 2004. The awards vest three years from the award date. Compensation is based on book value per share, as determined by the Company and the liability is accrued over the vesting period. The liability is adjusted at the beginning of each fiscal year based on the net book value as defined in the agreement.

The Company issued 13,058 shares of phantom stock during fiscal 2008. The Company had 128,989 shares outstanding as of June 30, 2008. The Company recognized $1,371,655 in compensation expense related to the phantom shares in 2008. The deferred liability at June 30, 2008 in the accompanying consolidated balance sheet amounted to $5,742,639. On July 1, 2008 the liability increased to $6,164,800. Unrecognized compensation expense at June 30, 2008 amounted to $579,089 and is expected to be recognized over the next two years.

6. INCOME TAXES

As discussed in Note 1, the domestic Company has elected the tax status allowed for Subchapter S Corporations. Net income for domestic operations of $4,643,763 for fiscal 2008, is taxed directly to the stockholders of the Company. Distributions of $2,078,836 were made on behalf of the individual stockholders for estimated tax payments in 2008.

Taxes payable in future periods for the Company are the liabilities of the stockholders.

The components of foreign income tax expense (benefit) related to SCIL in the United Kingdom for the year ended June 30, 2008 were as follows:

Current – foreign	$1,164,055
Deferred – foreign	(71,789)
Total tax	$1,092,266

Income tax expense differed from the amounts expected based upon a statutory rate of 34% primarily due to the effect of foreign taxes and non-deductible expenses and the Company's election to be taxed as an S corporation in the United States.

7. SUBORDINATED NOTE

The Company entered into an unsecured subordinated loan agreement with Amegy Bank National Association on June 30, 2008. The scheduled maturity date is June 30, 2009. The principal amount of the subordinated loan is $15,000,000. The Company will pay interest on the unpaid principal at the rate of 8.5%. The note agreement includes a covenant related to the computation of net capital. The Company was not in compliance with the covenant. A waiver was granted by the financial institution to remove this event.

8. NOTE PAYABLE

The Company entered into a loan agreement with a former shareholder on February 15, 2008. The note is unsecured and matures annually beginning on February 15, 2009 in three equal installments. The principal amount of the loan is $3,183,975. The Company will pay interest on the unpaid principal at the rate of 3.11%.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into three operating leases for office space, one extending through March 2011 and one extending through June 30, 2018, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

YEARS ENDING JUNE 30:	
2009	$ 3,512,781
2010	2,835,822
2011	2,822,603
2012	2,872,396
2013	2,872,396
Thereafter	17,385,424
	$ 32,301,422

9. COMMITMENTS AND CONTINGENCIES (continued)

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $250,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2008, the balance of the collateral account maintained with the Clearing Broker was $250,000 and the Company's net capital and ratio of aggregate indebtedness to net capital were $5,357,864 and 12.17 to 1, respectively.

Subordination Agreements

Some stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors.

Such subordinated amounts totaled $16,050,000 at June 30, 2008.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

9. COMMITMENTS AND CONTINGENCIES (continued)

The Company is party to a lawsuit brought in relation to a private placement transaction. The Company filed a motion for summary judgment which was heard and granted. The plaintiffs have stated an intention to appeal the summary judgment. The resolution of this matter is not expected to have a material effect on the Company's consolidated financial position or results of operations.

10. EMPLOYEE PROFIT SHARING PLAN

Effective July 1, 2003, the Company launched a new Plan for the benefit of its employees, which combined its existing Profit Sharing Plan with a newly created 401(k) Plan. The Charles Schwab Trust Company is the trustee. Investment decisions are made by the participants. Company contributions vest over a six year period. Non-vested monies, which are forfeited by terminating participants, are used to pay Plan fees and are redistributed to existing Plan members. Total annual additions for each participating employee are subject to statutory limitations. The Company contributed $972,222 to the Plan in fiscal 2008.

11. RELATED PARTIES

At June 30, 2008, the Company had a note receivable of $100,000 from a current employee and a note payable to a former shareholder in the amount of $3,183,975.

12. NET CAPITAL REQUIREMENT

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2008, the Company's net capital ratio, as defined, was 12.17 to 1 and its net capital was $5,357,864, which was $1,010,370 in excess of its minimum requirement of $4,347,494.

12. NET CAPITAL REQUIREMENT (continued)

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (0) 17 CFR 240.15c3-1 (d), they have not been included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

13. OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these consolidated financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 12).

14. RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	Amended Form X-17a-5	Subsidiaries Consolidated, Eliminations and Reclassifications	Financial Statements
Assets:			
Cash and cash equivalents	$ 63,043,609	$ 28,453,374	$ 91,496,983
Temporary investments	3,125,000	–	3,125,000
Restricted cash	250,000	–	250,000
Receivables	6,863,645	6,926,919	13,790,564
Investments at fair value	34,666,780	(5,453,316)	29,213,464
Inventory at fair value	88,982	–	88,982
Fixed assets, net	2,816,626	1,955,021	4,771,647
Other assets	20,187,168	(14,866,480)	5,320,688
Total assets	$131,041,810	$ 17,015,518	$ 148,057,328
Liabilities:			
Securities sold short	$ 115,912	–	$ 115,912
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	78,098,007	17,015,517	95,113,524
Subordinated loan	15,000,000	–	15,000,000
Note payable	3,183,975	–	3,183,975
Total liabilities	$ 96,397,894	$ 17,015,517	$ 113,413,411

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15C3-1

JUNE 30, 2008

Net capital:	
Stockholders' investment	$ 34,643,917
Less: nonallowable assets	
Trade accounts receivable	6,597,594
Fixed assets, net	2,816,626
Nonmarketable securities	6,399,762
Notes receivable and other assets	23,312,168
Plus: subordinated debt	15,000,000
	10,517,767
Less: haircuts	
Other securities	4,196,438
Undue concentration	963,465
Net capital	$ 5,357,864
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 65,212,410
Net capital requirements	4,347,494
Net capital in excess of required amount	$ 1,010,370
Ratio of aggregate indebtedness to net capital	12.17

Note: The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2008, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited Form X-17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-1

JUNE 30, 2008

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2008, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 13 of notes to the consolidated financial statements.

Independent Public Accountants' Supplementary Report on Internal Accounting Control

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2008 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

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practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein + Associates LLP

October 15, 2008

END